

September 14, 2018

Neil Reithinger
Chief Financial Officer
Orgenesis Inc.
20271 Goldenrod Lane
Germantown, MD 20876

   Re: Orgenesis Inc.
    Preliminary Proxy Statement on Schedule 14A
    Filed August 9, 2018
    File No. 001-38416

Dear Mr. Reithinger:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Healthcare & Insurance